

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 14, 2010

Mr. Richard Cowan, Chief Financial Officer
Cannabis Science, Inc.
6946 N. Academy Blvd., Suite B No. 254
Colorado Springs, CO 80918

Re: **Cannabis Science, Inc.**
Item 4.02 Form 8-K
Filed April 9, 2010
File No. 0-28911

Dear Mr. Cowan:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief